Kaye Scholer LLP
1999 Avenue of the Stars, Suite 1700
Los Angeles, California  90067-6048
310 788-1000
310 788-1200 Fax
www.kayescholer.com

June 17, 2010

John Reynolds
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Hythiam, Inc.
Registration Statement on Form S-1
Filed on April 19, 2010
File No. 333-166289

Dear Mr. Reynolds:

Reference is made to the Registration Statement on Form S-1 (the “Registration Statement”) filed by Hythiam, Inc. (the “Company”) on April 19, 2010.  The Company has authorized us to respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in recent correspondence and telephone conversations.

In response to comment number 1 raised in the letter from the Staff, dated June 17, 2010, pursuant to Rule 430A the Company “may omit information with respect to ... other items dependent upon the offering price....”  Discussions between the Company and the placement agent have concluded that the number of securities (number of shares and number of warrants at a given price, exercise price, etc.) will only be determined at pricing.  Such information will be filled in and filed pursuant to 424(b).  We note that this format and approach was previously used by Access Pharmaceuticals on Form S-1 (File No. 333-162687).  The Company will add to the cover page the principal amount of securities being registered for sale, which the Company believes satisfies the concerns raised by your reference to Regulation S-K, Item 501(b) and Securities Act Rules Compliance and Disclosure Interpretation 227.02.

In response to comment number 2, the Company anticipates, following discussions with the placement agent, that the offering will be concluded within 30 days.  However, to avoid any concerns that the offering will continue beyond 30 days, the Company will check the box for a continuous offering pursuant to Regulation C, Rule 415(a)(ix).

In response to comment number 3, the Company will revise the Plan of Distribution to state the placement agent “is deemed an underwriter.”  The Company also proposes to add to the cover page, where the placement agent is currently identified, the following statement, “The placement agent is deemed to be an underwriter.”

In conclusion, on behalf of the Company, we wish to remind the Staff of the exigent financial circumstances of the Company which have been previously disclosed.  We appreciate the time and effort of the staff thus far and respectfully request your continued prompt attention to this filing.  We stand ready to discuss any concerns the Staff may have.

We hope that this letter is responsive to your comments and resolves all open issues.  If you have questions or require further information, please feel free to call me.

Sincerely,

/s/ GLENN D. SMITH, ESQ.
Glenn D. Smith, Esq.
KAYE SCHOLER LLP

GDS:rb